2211 North First Street

San Jose, CA 95131

paypal.com

June 3, 2020

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Ms. Katherine Bagley

Re:	PayPal Holdings, Inc. (the “Company”)
Registration Statement on Form S-3, (File No. 333-238615) (the “Registration Statement”)

Dear Ms. Bagley,

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) to withdraw the Company’s Registration Statement, as originally filed by the Company with the Commission on May 22, 2020, together with all exhibits thereto.

The Registration Statement is being withdrawn because it was miscoded as EDGAR submission type S-3 instead of EDGAR submission type S-3ASR. The Registrant will re-file the Registration Statement under the correct S-3 submission type. No securities have been sold pursuant to the Registration Statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (408) 806-1132 or Michael J. Mies at Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130. Thank you for your attention to this matter.

PayPal Holdings, Inc.

/s/ Brian Yamasaki
Brian Yamasaki Vice President, Corporate Legal and Secretary